Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 30, 2005, with respect to the consolidated financial statements of Tandem Health Care, Inc. and Subsidiaries included in the Registration Statement (Form S-1) and related prospectus of Tandem Health Care, Inc. for the registration of its common stock.
We also consent to the second reference to our firm under the caption “Experts” and to the use of our report dated September 2, 2005, with respect to the combined financial statements of The Mobile Medical Group, Inc. and Lighthouse Hospice Limited Partnership. included in the Registration Statement (Form S-1) and related prospectus of Tandem Health Care, Inc. for the registration of its common stock.
/s/ Ernst & Young LLP
Certified Public Accountants
Tampa, Florida
October 3, 2005